EXHIBIT 21.1

List of Subsidiaries

Name	Jurisdiction of Formation
Viemed, Inc.	Delaware
Home Sleep Delivered, L.L.C.	Louisiana
Sleep Management, L.L.C.	Louisiana
Viemed Clinical Services, LLC	Louisiana
Viemed Healthcare Staffing, LLC	Louisiana
Viemed Real Estate Holdings, LLC	Louisiana
Home Medical Products, Inc.	Tennessee
Schofield Homecare Services, Inc.	Alabama
Spirocare DME, LLC	Tennessee
East Alabama HomeMed, LLC	Alabama
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